February 25, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brigitte Lippmann
cc:	John Reynolds
cc:	Ronald E. Alper

Re:	The Jones Group Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 25, 2014
File No. 001-10746

Dear Ms. Lippmann:

We refer to the letter dated February 21, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to The Jones Group Inc., a Pennsylvania corporation (the “Company” or “we”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), File No. 001-10746, filed on February 11, 2014.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement. Amendment No. 2 includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience five clean copies of Amendment No. 2 and five copies of Amendment No. 2 that have been marked to show changes made to Amendment No. 1.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the clean copy of Amendment No. 2.

General

1.	We note the penultimate paragraph of your response letter; however, the company should submit a separate letter from an authorized representative of the company that includes the Tandy representations.

Response: In response to the Staff’s comment, the Company is submitting a separate letter containing these representations together with the filing of Amendment No. 2.

Securities and Exchange Commission

February 25, 2014

Background of the Merger, page 26

2.	We note your response to comment 6 in our letter dated February 4, 2014. However, we have reviewed the report and it appears materially related to the transaction. In addition, you disclose on page 40 that on November 22, 2013, the board considered the alternatives presented by the consultant and “believed that a transaction with Sycamore continued to represent the best available alternative to the Company and its shareholders.” Therefore, as previously requested, please provide the disclosure required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has included disclosure under a new section titled “The Merger—AlixPartners, LLP Analyses” on pages 72-73 of Amendment No. 2.

Citigroup Global Markets Inc. Financial Analyses and Opinion, page 47

Selected Public Companies Analysis, page 48

3.	We note that Citigroup excluded four companies that met the selection criteria established by Citigroup. Please describe in greater detail why these companies were excluded for purposes of Citigroup’s analysis.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under “The Merger—Citigroup Global Markets Inc. Financial Analyses and Opinion—Selected Public Companies Analysis” on page 61 of Amendment No. 2.

4.	Please disclose if Citigroup also compared stock price as a multiple of earnings per share.

Response: We acknowledge the Staff’s comment. We respectfully note that we have been advised by Citigroup that it compared, for informational purposes only, stock price as a multiple of 2014 estimated earnings per share (Price / 2014E EPS) for the Company and the companies that Citigroup, in its professional judgment, considered generally relevant for comparative purposes as publicly traded companies with operations in the footwear and/or apparel industries. However, Citigroup has advised us that it did not utilize the Price / 2014E EPS multiple for purposes of its valuation analysis because Citigroup, in its professional judgment, did not believe that such metric was an appropriate metric to value the Company due to, among other things, the Company’s historical performance with respect to earnings per share and its leverage profile in comparison to the selected companies. In light of these factors, Citigroup has advised us that it, in its professional judgment, determined that the most relevant metric to use for purposes of its selected public companies analysis was firm value as a multiple of 2014 estimated EBITDA.

5.	Please disclose why Citigroup selected the multiples of 6.0x to 8.0x. If mean or median values were used in the calculations, please disclose. Please provide similar disclosure for the other analyses Citigroup performed, to the extent applicable.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under “The Merger—Citigroup Global Markets Inc. Financial Analyses and Opinion—Selected Public Companies Analysis” on page 61 of Amendment No. 2 and under “The Merger—Citigroup Global Markets Inc. Financial Analyses and Opinion—Selected Precedent Transaction Analysis” on page 62 of Amendment No. 2.

Selected Precedent Transaction Analysis, page 49

6.	Please disclose if Citigroup excluded certain transactions that met the selection criteria established by Citigroup and, if so, the reasons why.

        Response: We acknowledge the Staff’s comment. We respectfully note that we have been advised by Citigroup that it included in its selected precedent transaction analysis those transactions that were publicly announced from July 2003 to December 2013 which Citigroup in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with operations in the footwear and/or apparel industries and with similarities to the Company’s size, product mix, distribution mix (wholesale vs. retail), brand portfolio and recent operating performance. Citigroup has advised us that all of the precedent transactions that met Citigroup’s selection criteria were included in Citigroup’s selected precedent transaction analysis. For illustrative purposes only and not for purposes of its valuation analysis, Citigroup included in the Appendix to its presentation to the board of directors of the Company certain transactions in the footwear and/or apparel industry that were publicly announced from July 2003 to December 2013 that did not meet the selection criteria set forth above due to, among other things, differences in the relative growth profile and operating performance of the target companies in comparison to the Company. As a result, such transactions were not included in the selected precedent transaction analysis.

Peter J. Solomon Company Financial Analyses and Opinion, page 51 Analysis of Selected Publicly Traded Comparable Companies, page 53

7.	Please disclose the implied per share value range (with and without the control premium) for each multiple listed on page 54.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under “The Merger—Peter J. Solomon Company Financial Analyses and Opinion—Analysis of Selected Publicly Traded Comparable Companies” on page 68 of Amendment No. 2.

Securities and Exchange Commission

February 25, 2014

8.	Please clarify how PJSC selected the Trading Multiples Range. If mean or median values were used in the calculations, please disclose. Please provide similar disclosure for the other analyses PJSC performed, to the extent applicable.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under “The Merger—Peter J. Solomon Company Financial Analyses and Opinion—Analysis of Selected Publicly Traded Comparable Companies” on page 68 of Amendment No. 2 and under “The Merger—Peter J. Solomon Company Financial Analyses and Opinion—Analysis of Selected Precedent Transactions” on page 69 of Amendment No. 2.

Analysis of Selected Precedent Transactions, page 54

9.	Please disclose the implied per share value range for each multiple listed on page 55.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under “The Merger—Peter J. Solomon Company Financial Analyses and Opinion—Analysis of Selected Precedent Transactions” on page 69 of Amendment No. 2.

Certain Company Projections, page 57

10.	Please disclose the unlevered free cash flow forecasts and related assumptions used in the financial advisors’ analyses.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure under “The Merger—Citigroup Global Markets Inc. Financial Analyses and Opinion—Discounted Cash Flow Analysis” on page 63 of Amendment No. 2 and under “The Merger—Peter J. Solomon Company Financial Analyses and Opinion—Discounted Cash Flow Analysis” on pages 69-70 of Amendment No. 2.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact George F. Schoen at (212) 474-1740.

Very truly yours,

/s/ George F. Schoen

George F. Schoen

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